

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 10, 2009

Lisa McDermott
Chief Financial Officer
Pall Corporation
2200 Northern Boulevard
East Hills, NY 11548

> **Re: Pall Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2009**
> **File No. 1-4311**

Dear Ms. McDermott:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2009

Item 7. Management's Discussion and Analysis, page 22
Critical Accounting Policies and Estimates – Purchase Accounting and Goodwill, page 22

1.   Please revise your future filings to describe the reporting units at which you test goodwill for impairment and address any changes in those units or goodwill allocations during the periods presented due to restructuring activities, acquisitions, etc. Please provide us a comprehensive explanation as to how you determined your reporting units. See paragraph 30 of SFAS 142.

2.   To the extent that any of your reporting units have estimated fair values that are
        not substantially in excess of their carrying value and the impairment of goodwill
        for these reporting units, in the aggregate or individually, could materially impact
        your operating results, please provide the following disclosures for each reporting
        unit:

- The percentage by which fair value exceeds carrying value as of the most-
  recent step-one test.
- The amount of goodwill allocated to the reporting unit.
- A description of the key assumptions used to estimate fair value and how
  the key assumptions were determined.
- A discussion of any uncertainties associated with the key assumptions.
- A discussion of any potential events, trends and/or circumstances that
  could have a negative effect on estimated fair value.
- Any other material and useful information you gather and analyze
  regarding the risks of recoverability of your goodwill.

        If you have determined that estimated fair values substantially exceed carrying
        values for all of your reporting units, please disclose that determination. Refer to
        Item 303 of Regulation S-K and Section 501.14 of the Financial Reporting
        Codification for guidance.

Results of Operations 2009 Compared with 2008, page 25

3.   Please revise future filings to quantify each significant component when you list
        several factors that contribute to the changes in your periodic results, such as your
        discussion of the changes in selling, general and administrative expenses.

4.   We note your reference and discussion of certain markets within your reportable
        segments as well as markets within those markets (submarkets). To better clarify
        each of these markets and submarkets and their impact on your reportable
        segments' results of operations, please consider providing a tabular presentation
        of changes from period to period for these markets and submarkets along with a
        more comprehensive textual discussion of the underlying causes for changes in
        revenues for those markets and submarkets.

Liquidity and Capital Resources, page 36

5.   Please expand your liquidity discussion in future filings to disclose the underlying
        reasons for the changes in your operating cash flows. See Section IV of Release
        No. 33-8350, Interpretation-Commission's Guidance Regarding Management's
        Discussion and Analysis of Financial Condition and Results of Operations on our
        website at http://www.sec.gov/rules/interp/33-8350.htm#P180_57133.

6.　　We note your credit facility agreement contains covenants that require you to maintain certain ratios, among other restrictions. Please ensure that you clearly disclose in future filings the specific terms of any material debt covenants and whether you were in compliance with the covenants as of the reporting date. In addition, if it is reasonably likely that you will not be in compliance with any of your material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please show us in your supplemental response what the revisions will look like.

Item 9A. Controls and Procedures, page 41

7.　　We note that your Chief Executive Officer and Chief Financial Officer concluded the Company's disclosure controls and procedures "...were effective as of such date to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms." In future filings, please revise your disclosure to clarify, if true, that your officers also concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, your officers may conclude that the Company's disclosure controls and procedures are "effective" without defining disclosure controls and procedures. See Item 307 of Regulation S-K.

8.　　Please revise future filings to clearly state whether there were significant changes in your internal control over financial reporting during the most recent quarter rather than stating there were no changes "except as noted above."

Note 12 – Income Taxes, page 72

9.　　We note your statement on page 75 that "the Company may be subject to potential additional penalties….of up to $126,000". Please tell us and expand your disclosures in future filings to clarify why you have not reflected this amount in your financial statements.

Note 15 – Contingencies and Commitments, page 80
Other Commitments and Contingencies, page 83

10.   Please tell us and disclose in future filings whether management believes that the
        other commitments and contingencies will have a material effect on the
        Company's results of operations. In this regard, if you believe that there may be a
        material impact on your results of operations, it appears that additional disclosures
        would be required under SFAS 5 and SAB Topic 5Y.

Note 16 – Common Stock, page 83

11.   We note the last sentence on page 85 which states that dividends are paid on
        unvested restricted stock units. Please provide us your analysis of whether these
        units should be considered participating securities under EITF 03-6 and EITF 04-
        12 and how they are reflected in your earnings per share calculations.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a letter that keys your responses to our
comments and provides any requested information. Detailed letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in
  the filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing;
  and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of
  the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson, Staff Accountant, at (202) 551-3753, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief